

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

September 1, 2009

R. Scott Murray
Chief Executive Officer
Stream Global Services, Inc.
20 William Street, Suite 310
Wellesley, Massachusetts 02481

> **Re:**   **Stream Global Services, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 27, 2009**
> **File No. 001-33739**

Dear Mr. Murray:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The Share Exchange, page 29

Background of the Share Exchange, page 29

1. Please provide more insight into the reasons for and negotiations behind management's decisions regarding the ultimate amount and form of consideration for the transaction. Such disclosure should explain how the parties determined the treatment of Stream's outstanding warrants and the percentage of the combined company to be owned by each party. Also expand your discussion to address the terms of the draft term sheet and clarify whether the parties executed a final term sheet. To the extent the consideration and other terms changed from the preliminary term sheet to the ultimate Exchange Agreement, explain the process by which those changes came about.

2. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of

Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your disclosure to summarize the presentations provided by Stone Key.

Stream's Reasons for the Share Exchange, page 32

3. Please expand your disclosure to address the negative factors your board of directors considered in making its recommendation. For example, address the significant dilutive impact the transaction will have on existing shareholders. Also provide a reasonable basis for the listed beliefs. For example, provide the basis for the board's belief that the transaction will enable the company to "provide the highest level of business performance and enhance operating efficiencies in the business."

Summary of Analyses for Fairness Opinion, page 35

4. We note that Stone Key relied on financial projections prepared by your management when preparing the fairness opinion. Please revise your description of the discounted cash flow analyses to disclose the five and one-half year projections used by Stone Key.

* * * * *

As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 if you have questions regarding these comments.

Sincerely,

/s
Larry Spirgel
Assistant Director